UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ayala Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05465V108

(CUSIP Number)

May 12, 2020

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05465V108

1	Name of Reporting Persons Israel Biotech Fund I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use only
4	Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 3,315,119 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,315,119 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,315,119 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 25.9% (2)
12	Type of Reporting Person: CO

(1)

The shares are directly held by Israel Biotech Fund I, L.P. (“IBF I”). Israel Biotech Fund GP Partners, L.P. (“IBF GP”) is the sole General Partner of IBF I. I.B.F. Management, Ltd. (“IBF Management” and collectively with IBF I and IBF GP, the “Reporting Persons”) is the sole General Partner of IBF GP. Each of the Reporting Persons may be deemed to share voting and dispositive power over the shares held by IBF I.

(2)

Based on 12,778,002 shares of common stock, par value $0.01 per share (the “Common Stock”) of Ayala Pharmaceuticals Inc. (the “Issuer”) issued and outstanding as of November 1, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020.

CUSIP NO. 05465V108

1	Name of Reporting Persons Israel Biotech Fund GP Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use only
4	Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 3,315,119 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,315,119 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,315,119 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 25.9% (2)
12	Type of Reporting Person: CO

(1)

The shares are directly held by IBF I. IBF GP is the sole General Partner of IBF I. IBF Management is the sole General Partner of IBF GP. Each of the Reporting Persons may be deemed to share voting and dispositive power over the shares held by IBF I.

(2)

Based on 12,778,002 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020.

CUSIP NO. 05465V108

1	Name of Reporting Persons I.B.F. Management, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use only
4	Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 3,315,119 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,315,119 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,315,119 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 25.9% (2)
12	Type of Reporting Person: CO

(1)

The shares are directly held by IBF I. IBF GP is the sole General Partner of IBF I. IBF Management is the sole General Partner of IBF GP. Each of the Reporting Persons may be deemed to share voting and dispositive power over the shares held by IBF I.

(2)

Based on 12,778,002 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2020, according to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020.

Item 1.

(a) Name of Issuer:

Ayala Pharmaceuticals, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

Oppenheimer 4, Rehovot 7670104, Israel.

Item 2.

(a)-(c) Name of Person Filing, address and citizenship:

The following entities are referred to as the “Reporting Persons” in this Statement:

Israel Biotech Fund I, L.P. (“IBF I”), a Cayman Islands Exempted Limited Partnership, with a principal business address at 75 Fort Street, Clifton House, PO Box, 1350, KY1-1108, Grand Cayman.

Israel Biotech Fund GP Partners, L.P. (“IBF GP”), a Cayman Islands Exempted Limited Partnership, with a principal business address at 75 Fort Street, Clifton House, PO Box, 1350, KY1-1108, Grand Cayman .

IBF I. I.B.F. Management, Ltd. (“IBF Management”), an Israeli private company, with a principal business address at Ruhrberg Science Center, Bell Entrance, 4th Floor, 3 Pekeris Street, Rabin Science Park, Rehovot 7670212, Israel.

(d) Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

(e) CUSIP Number:

05465V108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

3,315,119 shares of Common Stock are held directly by IBF I. IBF GP is the sole general partner of IBF I, and IBF Management is the sole general partner of IBF GP. IBF GP and IBF Management may be deemed to have sole voting and dispositive power with respect to the Common Stock held directly by IBF I.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2021

Israel Biotech Fund I, L.P.

BY:	/s/ Yuval Cabilly
Name, Title: Yuval Cabilly, Managing Partner

Israel Biotech Fund GP Partners, L.P.

BY:	/s/ Yuval Cabilly
Name, Title: Yuval Cabilly, General Partner

I.B.F. Management, Ltd.

BY:	/s/ Yuval Cabilly
Name, Title: Yuval Cabilly, Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Joint Filing Agreement dated February 8, 2021